UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28864/ August 26, 2009

In the Matter of	:
	:
FIRST INVESTORS PERIODIC PAYMENT PLANS FOR	:
INVESTMENT IN FIRST INVESTORS HIGH YIELD	:
FUND, INC.	:
110 Wall St.	:
New York, NY 10005	:
	:
(811-2564)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

First Investors Periodic Payment Plans for Investment in First
Investors High Yield Fund, Inc. filed an application on May
22, 2009, and amended on July 16, 2009, requesting an order
under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The notice
gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, as amended,
that applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Florence E. Harmon
                                         Deputy Secretary